Corrections Corporation of America
10 Burton Hills Blvd.
Nashville, TN 37215
December 23, 2008
VIA EDGAR
Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 27, 2008
Forms 10-Q for the Fiscal Quarters Ended March 31, 2008,
June 30, 2008 and September 30, 2008
File No. 1-16109
Dear Mr. O’Brien:
This letter is in response to your additional comment letter dated December 19, 2008, with respect to the documents referenced above filed by Corrections Corporation of America (the “Company”).
Given the Staff’s additional comments and the Company’s proposed response, we respectfully request that the Company be permitted to make any necessary changes in future filings beginning with the Company’s Form 10-K for the fiscal year ended December 31, 2008, as appropriate. We have prepared this response with the assistance of our counsel and the proposed response has been read by our independent registered public accounting firm. In accordance with your instructions, we have keyed our response to the specific numbered comments contained in your letter dated December 19, 2008.
In accordance with your letter dated December 19, 2008, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in any Company filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2007
Item 11. Debt, page F-23
2.	From your response to comment 12 in our letter dated November 26, 2008, it appears your position is that the terms “wholly-owned subsidiary” and “100% owned subsidiary” have the same meaning. However, Rule 1-02(aa) of Regulation S-X defines wholly-owned subsidiary as “a subsidiary substantially all of whose outstanding voting shares are owned by its parent and/or other wholly-owned subsidiaries.” As noted in our previous comment, Rule 3-10(f)(1) of Regulation S-X requires that the guarantor subsidiaries be 100% owned to present condensed consolidating financial information instead of separate financial statements for each guarantor subsidiary. As such, please revise your disclosure in future filings to clarify that the guarantor subsidiaries are 100% owned, if correct.
Response to Comment 2:
In future filings, we will revise our disclosure of the guarantor subsidiaries to state that the subsidiaries are 100% owned by the parent company.
* * * * *
If you have any questions concerning our response to your comments, please do not hesitate to contact me at (615) 263-3007, or by facsimile at (615) 263-3170 or our outside counsel, F. Mitchell Walker, Jr. at (615) 742-6275 or by facsimile at (615) 742-2775.
Sincerely,
Todd J Mullenger
Executive Vice President and
Chief Financial Officer